                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                            People's Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    709795105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Thomas F. Gillen
                            c/o RCG Kingston, L.L.C.
                          757 Third Avenue, 27th Floor
                            New York, New York 10017
                                 (212) 845-7990
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 1 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RCG Kingston Fund, Ltd.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 2 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RCG Kingston, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 3 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kingston Fund, LP

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 4 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ramius Capital Group, LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 5 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C4S & Co., LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 6 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jennings & Gillen

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 7 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D.B. Jennings, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              161,802
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                161,802
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            161,802
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.86%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 8 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donald B. Jennings

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              161,802
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                161,802
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            161,802
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.86%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 709795108                                           Page 9 of 19 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Thomas F. Gillen

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              129,800
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 709795108                                          Page 10 of 19 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Partnership For Bank Capital, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              32,002
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,002
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            32,002
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.96%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 709795108                                          Page 11 of 19 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vincent A. Smyth and Mary E. Smyth

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              131,500
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                131,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            131,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.95%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     This Amendment No. 2 to Schedule 13D relates to the shares ("Shares") of common stock, $.10 par value ("Common Stock"), of People's Bancshares, Inc. (the "Issuer"). This Amendment No. 2 amends and restates the initial statement on
Schedule 13D of RCG Kingston Fund, Ltd., The Partnership For Bank Capital, L.P. and Vincent A. Smyth and Mary E. Smyth dated August 17, 1999, as amended by Amendment No. 1 to Schedule 13D dated September 30, 1999. The principal executive offices of the Issuer are located at 545 Pleasant Street, New Bedford, Massachusetts 02740.

Item 2. Identity and Background.

     This statement is being filed on behalf of (i) RCG Kingston Fund, Ltd.,
(ii) RCG Kingston, L.L.C., (iii) Kingston Fund, LP, (iv) Ramius Capital Group, LLC, (v) C4S & Co., LLC, (vi) Jennings & Gillen, (vii) D.B. Jennings, Inc.,
(viii) Donald B. Jennings, (ix) Thomas F. Gillen, (x) The Partnership For Bank Capital, L.P. and (xi) Vincent A. Smyth and Mary E. Smyth. The above entities and individuals are sometimes collectively referred to herein as the "Reporting Persons". RCG Kingston Fund, Ltd., RCG Kingston, L.L.C., Kingston Fund, LP, Ramius Capital Group, LLC, C4S & Co., LLC, Jennings & Gillen, D.B. Jennings, Inc., Donald B. Jennings and Thomas F. Gillen are sometimes collectively referred to herein as the "RCG Kingston Reporting Persons".

     RCG Kingston Fund, Ltd., a Cayman Islands company, is engaged in the business of investment and has its principal business address at c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. Information concerning the identity and background of the directors of RCG Kingston Fund, Ltd. is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

     Pursuant to regulations promulgated under Section 13(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"), the RCG Kingston Reporting Persons other than RCG Kingston Fund, Ltd. may be deemed to be beneficial owners of securities, including the shares of Common Stock, held for the account of RCG Kingston Fund, Ltd., as a result of the relationships between such RCG Kingston Reporting Persons and RCG Kingston Fund, Ltd., as set forth below. The principal business address of all RCG Kingston Reporting Persons other than RCG Kingston Fund, Ltd. is c/o RCG Kingston, L.L.C., 757 Third Avenue, 27th Floor, New York, New York 10017.

     RCG Kingston, L.L.C., a Delaware limited liability company, is the investment advisor to RCG Kingston Fund, Ltd. and the general partner of Kingston Fund, LP.

     Kingston Fund, LP, a Delaware limited partnership, is an investment fund that owns a majority of the outstanding shares of RCG Kingston Fund, Ltd.


                                 12 of 19 Pages

     Ramius Capital Group, LLC, a Delaware limited liability company, and Jennings & Gillen, a Delaware general partnership, are the co-managing members of RCG Kingston, L.L.C.

     C4S & Co., LLC, a Delaware limited liability company, is the managing member of Ramius Capital Group, LLC. Information concerning the identity and background of the managing members of C4S & Co., LLC is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

     D.B. Jennings, Inc., a Delaware corporation, and Thomas F. Gillen, a citizen of the United States, are co-general partners of Jennings & Gillen. Donald B. Jennings, a citizen of the United States, is the president of D.B. Jennings, Inc.

     The Partnership For Bank Capital, L.P., a Delaware limited partnership, is engaged in the business of investment and has its principal business address at 757 Third Avenue, 27th Floor, New York, New York 10017. D.B. Jennings, Inc. and Donald B. Jennings are the general partners of The Partnership For Bank Capital, L.P.

     Vincent A. Smyth and Mary E. Smyth, both citizens of the United States, are an attorney and housewife, respectively, and have their principal business address at 202 East Main Street, Huntington, New York 11743.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amounts of Funds or Other Consideration.

     The funds for the purchase of Common Stock were acquired from the personal funds of Vincent and Mary Smyth and the working capital of RCG Kingston Fund, Ltd. and The Partnership for Bank Capital, L.P. Vincent and Mary Smyth regularly effect purchases of securities through margin accounts maintained for them with Sandler O'Neill & Partners, L.P. which extends credit to Vincent and Mary Smyth as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies.

Item 4. Purpose of the Transaction.

     The Reporting Persons originally acquired the securities of the Issuer for investment purposes. However, the Reporting Persons have formed a group to hold discussions with management to review strategic alternatives to enhance shareholder value.


                                 13 of 19 Pages

The Reporting Persons may also seek to hold similar discussions with other shareholders. Attached as Exhibits A and B, respectively, are letters to the Board of Directors of the Issuer sent by RCG Kingston, L.L.C. on September 30, 1999 and November 5, 1999. In the November 5, 1999 letter, the Reporting Persons requested that the Board of Directors appoint three directors nominated by the Reporting Persons at its November 15, 1999 meeting.

     Except as set forth above, the Reporting Persons have no plan or proposal which relates to the following (although they reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of the securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) a material change in the present capitalization or dividend policy of the Issuer,
(v) any other material change in the business or corporate structure of the Issuer, (vi) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     In the aggregate, the Reporting Persons are the beneficial owners of 293,302 shares of the Issuer's Common Stock (representing 8.80% of the issued and outstanding Common Stock).

     RCG Kingston Fund, Ltd. is the beneficial owner of 129,800 shares of the Issuer's Common Stock (representing 3.90% of the issued and outstanding Common Stock). Of these 129,800 shares, RCG Kingston Fund, Ltd. has shared voting and dispositive power over 129,800 shares. RCG Kingston, L.L.C. may be deemed to be the beneficial owner of 129,800 shares as a result of its acting as investment advisor to RCG Kingston Fund, Ltd. Kingston Fund, LP may be deemed to be the beneficial owner of 129,800 shares as a result of its being a holder of a majority of the outstanding shares of RCG Kingston Fund, Ltd. Ramius Capital Group, LLC and Jennings & Gillen may be deemed to be the beneficial owner of 129,800 shares as a result of their being co-managing members of RCG Kingston, L.L.C. C4S & Co., LLC may be deemed to be the beneficial owner of 129,800 shares as a result of its being the managing member of Ramius Capital Group, LLC. Thomas F. Gillen may be deemed to be the beneficial owner of 129,800 shares as a result of his being a co-general partner of Jennings & Gillen.

     The Partnership For Bank Capital, L.P. is the beneficial owner of 32,002 shares of the Issuer's Common Stock (representing 0.96% of the issued and outstanding Common Stock). Of these 32,002 shares, The Partnership For Bank Capital, L.P. has shared voting and dispositive power over 32,002 shares. D.B. Jennings, Inc. may be deemed to be the beneficial owner of


                                 14 of 19 Pages

161,802 shares as a result of its being a co-general partner of Jennings & Gillen and a co-general partner of The Partnership For Bank Capital, L.P. Donald
B. Jennings may be deemed to be the beneficial owner of 161,802 shares as a result of his being the president of D.B. Jennings, Inc. and a co-general partner of The Partnership For Bank Capital, L.P.

     Vincent A. Smyth and Mary E. Smyth, are the beneficial owner of 131,500 shares of the Issuer's Common Stock (representing 3.95% of the issued and outstanding Common Stock). Of these 131,500 shares, Vincent A. Smyth and Mary E. Smyth have shared voting and dispositive power over 131,500 shares.

     Each RCG Kingston Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Vincent A. Smyth and Mary E. Smyth. Each RCG Kingston Reporting Person, except for D.B. Jennings, Inc. and Donald B. Jennings, expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by The Partnership For Bank Capital, L.P.

     The percentages used herein are calculated based upon the 3,331,734 shares of Common Stock stated to be issued and outstanding at June 30, 1999, as reflected in the Issuer's report on Form 10-Q for the quarter ended June 30, 1999.

     To the best knowledge of the Reporting Persons, none of the persons named in Annex A has beneficial ownership of shares of Common Stock.

     During the last 60 days the following shares were acquired by each of the Reporting Persons:

     RCG Kingston Fund, Ltd. - 3,000 at $18.125 on September 13, 1999 and 3,000 at $18.125 on September 14, 1999.

     The Partnership For Bank Capital, L.P. - 2,000 at $18.125 on September 13, 1999 and 2,000 at $18.125 on September 14, 1999.

     Vincent A. Smyth and Mary E. Smyth - 10,000 at $18.75 on September 27,
1999.

     No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the shareholders of RCG Kingston Fund, Ltd. have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees


                                 15 of 19 Pages
of profits, division of profits or losses, or the giving or holding of proxies, except as described herein.

Item 7. Material to be Filed as Exhibits.

A. Letter from RCG Kingston, L.L.C. to People's Bancshares, Inc., dated September 30, 1999.

B. Letter from RCG Kingston, L.L.C. to People's Bancshares, Inc., dated November 5, 1999.

C. Joint Filing Agreement, dated as of November 9, 1999, among RCG Kingston Fund, Ltd., RCG Kingston, L.L.C., Kingston Fund, LP, Ramius Capital Group, LLC, C4S & Co., LLC, Jennings & Gillen, D.B. Jennings, Inc., Donald B. Jennings, Thomas F. Gillen, The Partnership For Bank Capital, L.P., Vincent
     A. Smyth and Mary E. Smyth.


                                 16 of 19 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1999

                              RCG KINGSTON FUND, LTD.

                                   By: RCG Kingston, L.L.C., its investment
                                       advisor

                                        By: Jennings & Gillen, its co-managing
                                            member


                                        By: /s/ Thomas F. Gillen
                                            ------------------------------
                                        Name:  Thomas F. Gillen
                                        Title: General Partner


                              RCG KINGSTON, L.L.C.

                                   By: Jennings & Gillen, its co-managing member


                                   By: /s/ Thomas F. Gillen
                                       ------------------------------
                                   Name:  Thomas F. Gillen
                                   Title: General Partner


                              KINGSTON FUND, LP

                                   By: RCG Kingston, L.L.C., its general partner

                                       By: Jennings & Gillen, its co-managing
                                           member


                                       By: /s/ Thomas F. Gillen
                                           ------------------------------
                                       Name:  Thomas F. Gillen
                                       Title: General Partner


                                 17 of 19 Pages

                              RAMIUS CAPITAL GROUP, LLC

                                   By: C4S & Co., LLC


                                   By: /s/ Peter A. Cohen
                                       ------------------------------
                                       Name:  Peter A. Cohen
                                       Title: Co-Managing Member


                              C4S & CO., LLC


                              By: /s/ Peter A. Cohen
                                  ------------------------------
                              Name:  Peter A. Cohen
                              Title: Co-Managing Member


                              JENNINGS & GILLEN


                              By: /s/ Thomas F. Gillen
                                  ------------------------------
                              Name:  Thomas F. Gillen
                              Title: Co-General Partner


                              D.B. JENNINGS, INC.


                              By: /s/ Donald B. Jennings
                                  ------------------------------
                              Name:  Donald B. Jennings
                              Title: President


                              /s/ Donald B. Jennings
                              ------------------------------
                              Donald B. Jennings


                              /s/ Thomas F. Gillen
                              ------------------------------
                              Thomas F. Gillen


                                 18 of 19 Pages

                              THE PARTNERSHIP FOR BANK CAPITAL, L.P.

                                   By: D.B. Jennings, Inc., a general partner


                                   By: /s/ Donald B. Jennings
                                       ------------------------------
                                   Name:  Donald B. Jennings
                                   Title: President


                              /s/ Vincent A. Smyth
                              ------------------------------
                              Vincent A. Smyth


                              /s/ Mary E. Smyth
                              ------------------------------
                              Mary E. Smyth


                                 19 of 19 Pages

                                INDEX OF EXHIBITS

Exhibit        Description
-------        -----------

A Letter from RCG Kingston, L.L.C. to People's Bancshares, Inc., dated September 30, 1999.

B Letter from RCG Kingston, L.L.C. to People's Bancshares, Inc., dated November 5, 1999.

C Joint Filing Agreement, dated as of November 9, 1999, among RCG Kingston Fund, Ltd., RCG Kingston, L.L.C., Kingston Fund, L.P., Ramius Capital Group, LLC, C4S & Co., LLC, Jennings & Gillen, D.B. Jennings, Inc., Donald B. Jennings, Thomas F. Gillen, The Partnership For Bank Capital, L.P., Vincent A. Smyth and Mary E. Smyth.

                                                                         ANNEX A



     The following is a list of persons who serve as managing members of C4S & Co., LLC.:

     Peter A. Cohen
     Morgan B. Stark
     Thomas W. Strauss

     All of the above-listed individuals are United States citizens whose principal occupation is acting as managing members of C4S & Co., LLC.

     The following is a list of persons who serve as directors of RCG Kingston Fund, Ltd.:

     CFS Company, Ltd.
     CTC Corporation, Ltd.
     CDS Corporation, Ltd.
     Thomas F. Gillen

     CFS Company, Ltd., CTC Corporation, Ltd. and CDS Corporation, Ltd. are all Cayman Islands limited partnerships and are affiliates of Citco Fund Services, Ltd., RCG Kingston Fund, Ltd.'s administrator in the Cayman Islands. Thomas F. Gillen is a United States citizen whose principal occupation is acting as general partner of Jennings & Gillen.

     None of the above-listed persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The above-listed persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.